Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 10, 2025

Re:	Aura Minerals Inc. Amendment No. 4 to Registration Statement on Form F-1 Filed July 7, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O'Brien

Shannon Buskirk

John Coleman

Cheryl Brown

Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 10, 2025 (the “Comment Letter”). We are submitting as Exhibit A (marked pages to the above referenced Registration Statement reflecting changes to the sections captioned “Capitalization” and “Dilution”) to this letter on a supplemental basis in order to facilitate the review by the Staff.  The enclosed pages are marked to indicate changes from the Registration Statement filed on July 7, 2025.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1

Capitalization, page 67

1.	We note the As Further Adjusted columns give effect to the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount of $22.8 million. We also note disclosure in your footnotes on page F-14 and on page II-1 that this issuance was for "partial repayment of certain indebtedness incurred in connection with our acquisition of Bluestone." Based on this disclosure, please tell us your consideration of reducing the Loans and debentures lines for the amount of repaid debt.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Registration Statement in response to reflect the partial repayment of US$14.0 million of certain current indebtedness in connection with the Bluestone acquisition. In the revised disclosure, the loans and debentures (current) line was reduced by US$14.0 million in the applicable As Further Adjusted columns.

Please note that, in connection with the execution of a term sheet on February 7, 2025, the parties agreed to the issuance of 1,218,822 common shares in consideration for the repayment of US$14.0 million of debt. The closing stock price reported on the Toronto Stock Exchange (“TSX”) on such date was C$21.30 per share (approximately US$14.89 per share, converted to U.S. dollars based on the exchange rate reported by the Bank of Canada on the same day). As of the date of the issuance of the common shares on April 15, 2025 and the repayment of the referenced debt, the aggregate fair value of the common shares was US$22.8 million, based on the closing stock price reported on TSX on the immediately prior trading date of C$25.93 per share (approximately US$18.68 per share, converted to U.S. dollars based on the exchange rate reported by the Bank of Canada on the same day).

Dilution, page 68

2.	Please tell us how you computed historical and pro forma as adjusted net tangible book value and the associated per share amounts as of March 31, 2025. Reconcile the amounts used in your calculation to the historical balance sheet as of March 31, 2025. As part of your response, tell us how you adjusted for the partial debt repayment from the issuance of shares on April 15, 2025.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Registration Statement in response. The Company has corrected an error in the March 31, 2025 tangible book value included in the “Dilution” section of the Registration Statement. The correct amount is US$139.9 million, which is calculated as the total assets of US$1,139.0 million less total liabilities of US$999.1 million reflected in the March 31, 2025 statement of financial position of the Company. Based on the number of issued and outstanding common shares of 73,310,540 on March 31, 2025, the tangible book value per share was US$1.88 per share. The revised pro forma as adjusted net tangible book value as of March 31, 2025 is

July 10, 2025	2

US$146.9 million, or US$1.97 per share, after giving effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to the Company’s shareholders on May 20, 2025 and the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount of US$22.8 million, including a corresponding decrease in our loans and debentures (current) of US$14.0 million.

A more detailed calculation is included as Exhibit B to this letter on a supplemental basis in order to facilitate the review by the Staff.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.

Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

July 10, 2025	3

Exhibit A

F-1 Change Pages

July 10, 2025	4

Capitalization

The following table sets forth our total capitalization, defined as our current loans and debentures, non-current loans and debentures and our shareholders’ equity and total capitalization as of March 31, 2025 as follows:

•	on an actual basis;

•	as adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025;

•	as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and to the issuance of 1,218,822 common shares on April 15, 2025 ~~for an aggregate amount~~having a fair value of US$22.8 million~~;~~ for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone; and

•	as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025, to the issuance of 1,218,822 common shares on April 15, 2025 ~~for an aggregate amount~~having a fair value of US$22.8 million~~;~~ for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone, and the estimated net proceeds from this offering in the amount of US$192.2 million from the sale and issuance by us of 8,100,510 common shares in this offering, based upon the assumed public offering price of US$25.92, which is based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional common shares.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	As Adjusted (for payment of dividends)	As Further Adjusted (for payment of dividends ~~and~~, issuance of shares and partial repayment of certain indebtedness)	As Further Adjusted (for payment of dividends, issuance of shares, partial repayment of certain indebtedness and this offering)
	(in US$ millions)
Loans and debentures (current)	100.9	100.9	~~100.9~~86.9	~~100.9~~86.9
Loans and debentures (non-current)	366.8	366.8	366.8	366.8
Total shareholders’ equity	139.9	110.1	132.9	325.1
Total capitalization(1)(2)	607.6	577.8	~~600.6~~586.6	~~792.8~~778.8
____________

(1)	Each US$1.00 increase (decrease) in the offering price per common share would increase (decrease) our total capitalization and total equity by US$7.6 million (assuming the option to purchase additional common shares is not exercised).

(2)	Total capitalization is the sum of our current loans and debentures, non-current loans and debentures and shareholders’ equity.

Other than as set forth above, there have been no material changes to our capitalization since March 31, 2025.

July 10, 2025	5

Dilution

If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per common shares and the pro forma as adjusted net tangible book value per common shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common shares immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total assets (excluding goodwill and other intangible assets) less our total liabilities by the number of our shares outstanding. Our historical net tangible book value as of March 31, 2025 was US$~~281.68~~139.9 million, or US$~~3.78~~1.88 per share. Our pro forma as adjusted net tangible book value as of March 31, 2025 was US$~~274.67~~146.9 million, or US$~~3.69~~1.97 per share, based on the total number of common shares outstanding as of March 31, 2025, after giving effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and the issuance of 1,218,822 common shares on April 15, 2025 ~~for an aggregate amount~~having a fair value of US$22.8 million for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone.

After giving effect to the sale by us of 8,100,510 common shares in this offering at the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to (i) the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and (ii) the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount of US$22.8 million, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been US$~~466.83~~339.0 million, or US$~~5.65~~4.10 per share. This represents an immediate increase in pro forma net tangible book value of US$~~1.96~~2.13 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of US$~~23.96~~23.79 per share to investors purchasing common shares in this offering at the assumed public offering price.

The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed public offering price per share	US$	25.92
Pro forma net tangible book value per share as of March 31, 2025 (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above)	US$	~~3.69~~1.97
Increase in pro forma net tangible book value per share attributable to new investors purchasing common shares in this offering	US$	~~1.96~~2.13
Pro forma as adjusted net tangible book value per share immediately after this offering (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above)	US$	~~5.65~~4.10
Dilution in pro forma net tangible book value per common share to new investors in this offering	US$	~~23.96~~23.79

Each US$1.00 increase or decrease in the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by US$0.09, and would increase or decrease, as applicable, dilution per share to new investors purchasing common shares in this offering by US$0.09, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of common shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$0.29 per share and increase or decrease, as applicable, the dilution to new investors purchasing common shares in this offering by US$0.29 per share, assuming the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional common shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common shares, as adjusted to give effect to this offering, would be US$~~5.92~~4.40 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$~~23.69~~23.50 per common share.

July 10, 2025	6

Exhibit B

Net Tangible Book Value

As of March 31, 2025
US$ million
Total Assets	1,139
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities	999
Net Tangible Book Value	140
Number of Common Shares	73,310,540
Net Tangible Book Value per Share (US$)	1.88

After Dividends and April Share Issuance
US$ million
Total Assets (1,139 minus 29.8 (dividend) plus 22.8 (April share issuance))	1,132
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities (999 minus 14)	985
Net Tangible Book Value	147
Number of Common Shares (73,310,540 plus 1,218,822)	74,529,362
Net Tangible Book Value per Share (US$)	1.97

Pro forma (Base)
US$ million
Total Assets (1,132 plus 192 (net proceeds))	1,324
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities	985
Net Tangible Book Value	339
Number of Common Shares (74,529,362 plus 8,100,510)	82,629,872
Net Tangible Book Value per Share (US$)	4.10

Immediate Increase (US$/share)	2.13
Dilution to new shareholders (US$/share)	23.79

July 10, 2025	7